U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 thereunder

AGRICON GLOBAL CORPORATION
(Name of Registrant as Specified in Its Charter)

Delaware	0-11730	84-1089377
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

922 Chappel Valley Loop
Lehi, Utah 84043
(Address of principal executive offices)

(801) 592-3000
(Issuer’s telephone number)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.0001 par value per share
(Title of each class)

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR
INFORMATIONAL PURPOSES  AND NOT IN CONNECTION WITH ANY VOTE OF THE
SHAREHOLDERS OF AGRICON GLOBAL CORPORATION

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE
COMPANY A PROXY.

Notice of Proposed Change in the
Majority of the Board of Directors

Introduction

This Information Statement is being furnished to all stockholders who were holders of record of common stock of Agricon Global Corporation (the “Company”) at the close of business on October 22, 2014, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 14f-1 under the Act, prior to effecting a change in majority of the Company's directors other than by a meeting of stockholders.

The change in the majority of directors and the appointment of new members to the Company’s Board of Directors (the “Board”) is expected to take place no earlier than 10 days after the date this Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our stockholders in accordance with SEC Rule 14f-1. This Information Statement is being mailed to the stockholders on or about October 22, 2014.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On August 20, 2014, the Company sold 9,428,571 shares of its common stock, par value $0.0001 per share (the “Common Stock”) to World Wide Investment Fund, Ltd., a company controlled by Mr. Brian Mertz, an individual and resident of Denmark.  The sale to World Wide Investment Fund, Ltd. was completed pursuant to a Subscription Agreement dated August 20, 2014 (“August Subscription Agreement”).

On October 6, 2014, the Company sold an aggregate of 56,571,429 additional shares of Common Stock to Mr. Mertz, World Wide Investment Fund, Ltd. and another entity controlled by Mr. Mertz, Stratega ApS.  The purchase of the Common Stock was completed in accordance with the terms and conditions of one or more subscription agreements each dated October 2, 2014 (collectively, the “October Subscription Agreements”, and together with the August Subscription Agreement, the “Subscription Agreements”) entered into by and between the Company and Mr. Mertz, World Wide Investment Fund, Ltd., and Stretega, ApS, (collectively, the “Purchasers”).  The purchase of the Common Stock by the Purchasers (“Purchase”) was reported on the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 8, 2014 and copies of the Subscription Agreements were filed as Exhibits to the Form 8-K and are incorporated herein by reference.

Immediately following the purchase, the Purchasers hold approximately 66.9% of the Company’s issued and outstanding shares of Common Stock.

As a result of the Purchase, it is anticipated that there will be a change in the Company’s Board of Directors and officers.  Specifically, it is anticipated that Allan Kronborg, Rene Dyhring Mikkelsen, Robert K. Bench and Peter Opata will be replaced as directors of the Company by Brian Mertz and Ole Sigetty   (the “Incoming Directors”). In addition, it is expected that Mr. Mertz will be appointed as our new Chief Executive Officer (the “Incoming Officer”). It is anticipated that Soren Jonassen will continue to serve as a director and the Company’s Chairman and that Mr. Bench will remain as the Company’s President and Chief Financial Officer.  The change in the Company’s Board of Directors is expected to take place on November 4, 2014 approximately 12 days after the filing of this Information Statement with the SEC.  The appointment of the new Board of Directors of the Company will not be effective until at least ten (10) days after the mailing of this Information Statement to stockholders of the Company (the “Effective Date”).

           This Information Statement is being mailed on or about October 22, 2014 to all holders of record as of October 22, 2014.  A shareholder vote is not required and will not be taken with respect to the appointment of the Incoming Directors and Incoming Officer. You are not required to take any action with respect to the appointment of the Incoming Directors and Incoming Officer.

Voting Securities

As of October 22, 2014, the authorized capital stock of the Company consisted of 100,000,000 shares of Common Stock, of which 98,660,002 shares were outstanding.  Each share of Common Stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information for the proposed incoming directors and incoming officers after the forthcoming change in officers and directors.

Name	Age	Position	Term of Office
Brian Mertz	39	Director Chief Executive Officer	One year
Soren Jonassen	47	Director, Chairman	One year
Ole Segetty	55	Director	One year
Robert K. Bench	65	President, Chief Financial Officer	One year

            The Board of Directors is comprised of only one class. All of the directors serve for a term of one year and until their successors are elected at the Company’s annual shareholders’ meeting and are qualified, subject to removal by the Company’s shareholders. Each executive officer serves, at the pleasure of the Board of Directors, for a term of one year and until his successor is elected at a meeting of the Board of Directors and is qualified.

             Our Board of Directors believes that its members encompass a range of talent, skill, and experience sufficient to provide sound and prudent guidance with respect to our operations and interests. The information below with respect to our Incoming Directors and Incoming Officer includes each director’s and officer’s experience, qualifications, attributes, and skills that led our Board of Directors to the conclusion that he or she should serve as a director and/or executive officer.

The following describes the business experience of the director and executive officers prior to their appointments:

Brian Mertz, Chief Executive Officer and Director

Mr Mertz has over fifteen years of experience working with start-up enterprises where he has served on management teams, boards of directors and in executive level management positions.  Mr. Mertz has special qualifications within international negotiations, merger & acquisitions, public offerings, sales, business development and business-to-business marketing. Mr. Mertz served as Chief Operations Officer of the Nasdaq listed IT-security company EuroTrust in the period of 2001 to 2004, where he worked with the company’s largest shareholder, VeriSign (now Symantec).  Mr. Mertz was the co-founder and Chief Executive Officer of Guava A/S, a Danish online marketing company listed on the Danish Stock Exchange from the period 2004 to 2009 and Chief Executive Officer of the Norwegian listed entertainment company NIO Inc. during the period 2012 to 2014. Mr Mertz is educated with a BA in Organization and Marketing from Niels Brock Business College in Copenhagen, Denmark.

Ole Sigetty, Director

Mr. Sigetty is an experienced professional with more than 30 years as an attorney-at-law in Denmark.  Mr. Sigetty is admitted to the Supreme Court of Denmark where he appears regularly. Mr. Sigetty is a senior partner of the Law Firm Németh & Sigetty A/S, Copenhagen, Denmark. During his professional work, Mr. Sigetty, has practiced business law and litigation with a focus on M&A transactions, contract law, and public listings. Mr. Sigetty has served on several boards as both director chairman including the position of chairman of the board of Guava A/S, a Danish online marketing company listed on the Danish Stock Exchange in the period 2004-2009, director and chairman of the board Norwegian listed entertainment company, Nio Inc., in the period 2012-2013, director and chairman of the board of International Food Science Center A/S and director of MMC Optical A/S, director of Seven Seas Clothing Co. A/S.  Mr. Sigetty holds a Master of Arts in Journalism and Public Affairs from the American University in Washington D.C.

Soren Jonassen, Chairman

Mr. Jonassen is an experienced professional with over 25 years in audit profession in Denmark. He was appointed as a certified public accountant in 1996 and served as audit manager in Arthur Andersen until 1996 and has been serving as audit partner in Crowe Horwath Denmark since 1996. Mr. Jonassen is a certified public accountant and has served as CEO of Crowe Horwath where he was also International liaison partner establishing a professional world-wide network. During his professional work he has assisted start-ups and a large number of small to midsized companies, including assisting with IPO’s in Denmark and USA. Mr. Jonassen has specialized in IFRS public reporting and conversion process.  He has been an adviser in large M&A transactions, and has been co-founder of a number of private companies in Denmark in a number of different sectors.  Mr. Jonassen holds a degree of masters in business economy from Copenhagen Business School.

Robert K. Bench, President and Chief Financial Officer

Robert K. Bench has served as our President and Chief Financial Officer since October 2007 and as a member of our board of directors since December 2007.  Mr. Bench was a founder and since April 1999 has been a managing member of BayHill Group LC, a consulting group focused on assisting microcap companies (“BayHill Group”). From January 2005 until April 2007, he also served as the Chief Financial Officer of Innuity, Inc. (INNU), software as a service company that delivers applications for small business. From November 2000 until August 2004, he also served as Chief Financial Officer of The SCO Group (SCOX), a developer and marketer of software applications and operating systems. Mr. Bench is a certified public accountant and holds a bachelor degree in accounting from Utah State University.

Terms of Office

             The Company’s proposed directors will be appointed for a one-year term to hold office until the next annual general meeting of the Company’s shareholders or until removed from office in accordance with the Company’s Bylaws (“Bylaws”) and the provisions of the Delaware General Corporation Law. The Company’s directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or are removed in accordance with the Company’s Bylaws and the provisions of the Delaware General Corporation Law.

             The Company’s incoming officers will be appointed by the Company’s Board of Directors and will hold office until removed by the Board of Directors in accordance with the Company’s Bylaws and the provisions of the Delaware General Corporation Law.

Certain Relationships and Transactions

             There are no family relationships between any of our current directors or executive officers and the proposed Incoming Directors and Incoming Officers. During our fiscal year ended June 30, 2014 and the previous fiscal year, there were no transactions with related parties other than as noted below. To our knowledge, and except as set forth below, the proposed Incoming Directors and Incoming Officers are not currently directors of the Company, do not hold any position with the Company, and have not been involved in any material proceeding adverse to the Company or its subsidiary or have a material interest adverse to the Company or its subsidiary, or any transactions with the Company or any of its directors, executive officers, affiliates, or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. Robert Bench is currently the President, Chief Financial Officer and a director of the Company.  Following the change of the Board of Directors, Mr. Bench will remain as the Company’s President and Chief Financial Officer and as a director.

From time to time prior to and during the year ended June 30, 2014, African Heavy Machinery Limited, a company of which Stephen Abu, one of our past officers, is an owner, advanced the Company funds through the payment of costs and expenses relating to our operations in Ghana and, in addition to those advances, loaned $12,000 cash to the Company.  At June 30, 2013 the outstanding and unpaid advances totaled $102,207. These amounts were included in accounts payable on the Company’s financial statements for the year ended June 30, 2013.   In November 2013 the Company issued 44,800 shares of its common stock in full payment of the remaining principle balance of the loan and accrued interest, totaling $12,800.  On June 20, 2014 the company issued African Heavy Machinery Limited 3,500,000 shares in settlement of obligations totaling $116,609 (See Company’s Annual Report filed on Form 10-K with the SEC on October 20, 2014).

A company, which is an affiliate of Robert Bench, loaned $55,000 cash to the Company, which amount is included in Secured notes payable, related parties. In August 2013 the Company paid cash of $19,000 in partial payment of the note and accrued interest and in November 2013 the Company issued 138,133 shares of its common stock in full payment of the remaining principle balance of the note and accrued interest, totaling $49,000. (See Company’s Annual Report filed on Form 10-K with the SEC on October 20, 2014).

On June 20, 2014 the Company settled a number of obligations to past and present officers, directors, and affiliates totaling $780,035 through the issuance of 8,013,284 shares of its common stock (See Company’s Annual Report filed on Form 10-K with the SEC on October 20, 2014).

On June 20, 2014, in conjunction with its sale of a wholly owned subsidiary, the Company issued to Ghana Journeys Limited, a company of which Stephen Abu, one of our past officers, is an owner, 4,755,000 shares of common stock, valued at $665,700, for the assumption of all outstanding liabilities of ASHG (See Company’s Annual Report filed on Form 10-K with the SEC on October 20, 2014).

During the year ended June 30, 2013, the Company issued 500,000 shares of common stock, as part of its Shai Hills lease acquisition, to a company to which one of the Company’s officers is an owner  (See Company’s Annual Report filed on Form 10-K with the SEC on October 20, 2014).

The Company determined that the provision of legal services to the Company by James Jensen, a former director of the Company and his law firm, ClearWater Law & Governance, LLC were offered and performed at rates that were fair in relation to the market for legal services and that such amounts and rates were fair and reasonable to the Company.  The total dollar amount of such services during the fiscal year ending June 30, 2013 was $27,360 and $2,229 as reimbursable expenses of which the Company paid

$7,500 as of June 30, 2014. The total dollar amount of such services during the fiscal year ending June 30, 2014 was $28,956, of which the Company paid $50,796 through June 30, 2014 (See Company’s Annual Report filed on Form 10-K with the SEC on October 20, 2014).

Other than the Purchase and the transaction described above, there are no transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last three completed fiscal years, and in which any of the current directors or officers or the incoming directors and officers had or will have a direct or indirect material interest. There is no material plan, contract or arrangement (whether or not written) to which any of the current directors or officers or the incoming directors and officers is a party or in which they participate that is entered into or material amendment in connection with our appointment of any of the current directors or officers or the incoming directors and officers, or any grant or award to any of the current directors or officers or the incoming directors or officers or modification thereto, under any such plan, contract or arrangement in connection with our appointment of any of the current directors or officers or the incoming directors and officers.

Review, Approval or Ratification of Transactions with Related Persons

             Although we have adopted a Code of Ethics, we still rely on our Board to review related party transactions on an ongoing basis to prevent conflicts of interest. Our Board reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person’s immediate family. Transactions are presented to our Board for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If our Board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. Our Board approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

Director Independence

             During the fiscal year ended June 30, 2014, there were four independent directors on our Board. Of our proposed Incoming Directors, only two are expected to be independent. We evaluate independence by the standards for director independence established by applicable laws, rules, and listing standards, including, without limitation, the standards for independent directors established by the SEC.

Involvement in Certain Legal Proceedings

             Our current directors and executive officers and our incoming directors and officers have not been involved in any of the following events during the past ten years:

1.
A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.	Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.
Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.
Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	Engaging in any type of business practice; or

iii.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.
Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

5.
Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6.
Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.
Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	Any Federal or State securities or commodities law or regulation; or

ii.
Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.
Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Meetings and Committees of the Board

             Our Board of Directors held eight formal meetings during the fiscal year ended June 30, 2014. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Delaware General Corporations Law and the Bylaws of our Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.  We do not presently have a policy regarding director attendance at meetings.

             Our Board of Directors has standing Audit and Compensation Committees. To date, our Board of Directors has not established a Nominating or Governance Committee, in part because our Board of Directors believes that, at this stage of our development, all of our directors should be actively involved in the matters which would be addressed by such a committee.  We do not have a policy for electing members to the Board.

             After the change in the Board of Directors, it is anticipated that the Board of Directors will form separate compensation and audit committees, with the audit committee including an audit committee financial expert. The nominating committee will continue to be the full Board of Directors

Audit Committee

             Soren Jonassen, Rene Dyhring Mikkelsen, and Peter Opata serve as members of the Audit Committee, with Mr. Mikkelsen serving as Chairman. Our Board of Directors determined that Mr. Mikkelsen satisfied the criteria for an audit committee financial expert under Rule 401(e) of Regulation S-B promulgated by the SEC. Our Board of Directors has adopted a written charter for our Audit Committee, a copy of which is available on the Company’s website, www.agriconglobal.com.  Except as otherwise required by applicable laws, regulations or listing standards or our Audit Committee Charter.  Following the change in the directors, Messrs. Mikkelsen and Opata will no longer serve as members of the Audit Committee and new Audit Committee members must be appointed.

Compensation Committee

             Rene Dyhring Mikkelsen, Alan Kronborg, and Peter Opata serve as members of the Compensation Committee of our Board of Directors, with Mr. Kronborg serving as Chairman. The functions of our Compensation Committee are primarily to: (a) to oversee the responsibilities of the Board relating to compensation, and (b) to ensure that our compensation plans, programs and values transferred through cash pay, stock and stock-based awards, whether immediate, deferred, or contingent are fair and appropriate to attract, retain and motivate management and are reasonable in view of company economics and of the relevant practices of other, similar companies. Our Board of Directors has adopted a written charter for our Compensation Committee, a copy of which is available on the Company’s website, www.agriconglobal.com.  Following the change in the directors, Messrs. Mikkelsen, Kronborg and Opata will no longer serve as members of the Compensation Committee and new Compensation Committee members must be appointed.

Section 16(a) Beneficial Ownership Reporting Compliance

             Section 16(a) of the Exchange Act requires our directors, executive officers, and shareholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock. Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

             Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, none of our executive officers and directors, and persons who own more than 10% of our Common Stock failed to timely file the reports required pursuant to Section 16(a) of the Exchange Act.

Family Relationships

             There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Nominations to the Board of Directors

             Our directors take a critical role in guiding our strategic direction and oversee the management of the Company. Board of Director candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the shareholders, diversity, and personal integrity and judgment. While we seek a diversity of experience, viewpoints and backgrounds on the Board, we have not established a formal policy regarding diversity in identifying directors.

 Board Leadership Structure and Role on Risk Oversight

             Mr. Robert Bench has served as the Company’s President and Chief Financial Officer and a director. We determined this leadership structure was appropriate for the Company due to our small size and limited operations and resources. In accordance with the proposed change in management, Mr. Brian Mertz will serve as our Chief Executive Officer and as a director, Mr. Soren Jonassen will continue to serve as our Chairman and as a director and Mr. Bench will continue to serve as our President and Chief Financial Officer. The proposed Incoming Directors will continue to evaluate the Company’s leadership structure and modify such structure as appropriate based on the size, resources, and operations of the Company.

             Subsequent to the Closing, it is anticipated that the Board of Directors will establish procedures to determine an appropriate role for the Board of Directors in the Company’s risk oversight function. Our Board of Directors are exclusively involved in the general oversight of risks that could affect our Company.

Board Compensation

On March 6, 2012 the Company adopted a compensation plan for its non-management Board members. Compensation includes cash and non-cash components.  The cash component is based on attendance at Board meetings in accordance with the following table:

	Quarterly	Face to Face Mtg.	Telephonic Mtg.
Board Chairman	$4,000	$1,500	$750
Board Member	$3,000	$1,000	$500
Committee Chair		$500	$250
Committee Member		$400	$200

In addition, non-management Board members receive stock option grants from time to time with the minimum set forth in the following table:

	Upon Election (1)	Annual Refresh (2)
Board Chairman	40,000 options	7,000 options
Board Member	30,000 options	6,000 options

(1)	One time grant at time of election or reappointment to the board. Options to be priced at the 5-day volume weighted average price (“VWAP”) prior to the date of election.

(2)	Shares to be granted each year when the board member is re-elected at the Company’s annual shareholder meeting. Options will be priced at the 5-day VWAP prior to the date of shareholder meeting.

No fees were paid to our directors for the fiscal years ended June 30, 2014 or 2013.  All options which were granted to officers and directors for the years ended June 30, 2014 and 2014 were cancelled by the Company in exchange for the issuance of shares of common stock in the Company.

Executive Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named person for services rendered in all capacities during the years ended June 30, 2014 and 2013.  No other executive officers received total annual compensation in excess of $100,000.
Person	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Comp ($)	All Other Comp. ($)	Total ($)

Robert K. Bench (1)	2014	$28,000	-	-	-	-	$5,400	$33,400
Robert K. Bench (1)	2013	$47,000	-	-	-	-	-	$47,000

(1)
Mr. Bench has served as Agricon‘s President since October 2008 and Chief Financial Officer since November 30, 2008. On August 19, 2013, Mr. Bench was granted 2,000,000 non-qualified stock options. On June 20, 2014 all 2,000,000 options were canceled, none of which had vested.

Security Ownership of Principal Shareholders, Directors and Officers

The following table sets forth the number of shares of our common stock beneficially owned by the following persons or groups as of October 22, 2014 (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (ii) each of our executive officers and directors and (iii) all of our executive officers and directors as a group.  Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In determining the percentages, the following table assumes 98,660,002 shares of our common stock are issued and outstanding.

	Amount and Nature of		Percent of Class of
Name and Address	Beneficial Ownership (1)		Common Stock
Brian Mertz	66,000,000	(2)	66.90%
922 Chappel Valley Loop
Lehi, Utah 84043

Stephen Abu	8,755,000	(3)	8.87%
922 Chappel Valley Loop
Lehi, Utah 84043

Africa Agriculture B.V.	5,793,168		5.87%
Laan Copes van Cattenburch 52
2585 GB Den Haag, Netherlands

Robert Bench, President and Director	2,389,084	(4)	2.42%
626 East 1820 North
Orem, Utah 84097

Alan Kronborg	1,101,128		1.12%
922 Chappel Valley Loop
Lehi, Utah 84043

Rene Dyring Mikkelsen, Director	830,639	(5)	0.84%
Classensgade 5 3.tv
DK-2100 Copenhagen, Denmark

Soren Jonassen, Director	265,887		0.27%
Hvedevej 4
2765 Smorum, Denmark

Peter Opata, Director	87,368		0.09%
922 Chappel Valley Loop
Lehi, Utah 84043

All current executive officers and
directors as a group (5 persons)	4,674,106		4.74%

(1)	Except as indicated below, each person has sole and voting and/or investment power over the shares listed, subject to applicable community property laws. There are no options granted or outstanding.
(2)
Includes 29,428,571 shares owned by World Wide Investment Fund and 10,000,000 shares owned by Stratega ApS, which may be deemed to be beneficially owned by Mr. Mertz who is a control person in each company.

(3)
Includes 4,755,000 shares owned by African Heavy Machinery and 3,500,000 shares owned by Ghana Journeys Limited, which may be deemed to be beneficially owned by Mr. Abu who is a control person in each company.

(4)	Includes 269,993 shares owned by Vector Capital, LLC, which may be deemed to be beneficially owned by Mr. Bench who is the managing member of Vector Capital LLC.
(5)	Includes 750,000 shares owned by BE Venture ApS, which may be deemed to be beneficially owned by Mr. Mikkelsen, who is the managing member of BE Venture ApS.

Additional Information

The Company is subject to the information and reporting requirements of the Act and, in accordance with the Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

AGRICON GLOBAL CORPORATION

October 22, 2014	By:	/s/ Robert K. Bench
Robert K. Bench, President